Filed Pursuant to Rule 253(g)(2)
File No. 024-11162

FUNDRISE GROWTH EREIT VII, LLC

SUPPLEMENT NO. 12 DATED JUNE 22, 2021
TO THE OFFERING CIRCULAR DATED JANUARY 4, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT VII, LLC (“we”, “our” or “us”), dated January 4, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on January 5, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisitions.

Asset Acquisitions

Gardens of Three Rivers Controlled Subsidiary - Murfreesboro, TN

On June 16, 2021, we directly acquired ownership of a “majority-owned subsidiary” (the “Gardens of Three Rivers Controlled Subsidiary”) for an initial purchase price of approximately $126,000, which is the initial stated value of our equity interest in a new investment round in the Gardens of Three Rivers Controlled Subsidiary (the “Gardens of Three Rivers Growth VII eREIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Gardens of Three Rivers Controlled Subsidiary, for an initial purchase price of approximately $1,134,000 (the “Gardens of Three Rivers Interval Fund Investment” and, together with the Gardens of Three Rivers Growth VII eREIT Investment, the “Gardens of Three Rivers Investment”). The Gardens of Three Rivers Controlled Subsidiary used the proceeds from the Gardens of Three Rivers Investment to acquire four (4) single family townhomes in the planned Gardens of Three Rivers subdivision generally located at Veterans Parkway and Cason Lane in Murfreesboro, TN (the “Gardens of Three Rivers Property”). We anticipate the Gardens of Three Rivers Controlled Subsidiary, or one of our affiliates, will purchase up to twenty-two (22) homes in the Gardens of Three Rivers Property from the home builder as construction progresses and certificates of occupancy are secured. The initial Gardens of Three Rivers Growth VII eREIT Investment was funded with proceeds from our Offering, and the closing of the initial Gardens of Three Rivers Growth VII eREIT Investment and initial tranche of four (4) homes occurred concurrently.

The Gardens of Three Rivers Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Gardens of Three Rivers Growth VII eREIT Investment, we have authority for the management of the Gardens of Three Rivers Controlled Subsidiary, including the Gardens of Three Rivers Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the Gardens of Three Rivers Investment, which was paid directly by the Gardens of Three Rivers Controlled Subsidiary.

The total purchase price for the Gardens of Three Rivers Property is anticipated to be approximately $6,930,000, an average of approximately $315,000 per home. The Gardens of Three Rivers Property will be operated within a typical for-sale housing community. The home builder expects to deliver approximately four (4) homes per month, with full delivery of the twenty-two (22) homes by October 2021.

The Gardens of Three Rivers Property will have a mix of unit types and floorplans, ranging from 1,512 square foot, 3 bedroom, 3 bath homes to 2,253 square foot, 3 bedroom, 3 bath homes. Due to the new construction, it is not anticipated that material hard or soft costs will be incurred in the near term. It is anticipated that professional third party property management will be installed to manage the Gardens of Three Rivers Property.

The following table contains underwriting assumptions for the Gardens of Three Rivers Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Approximate Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Gardens of Three Rivers Property	5.0%	3.7%	2.5%	5.25%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.